Exhibit 4.8

 ENERGY FOCUS, INC.

CERTIFICATE

The undersigned, Joseph G. Kaveski, hereby certifies that:

 1.   I am the duly elected and acting Chief Executive Officer of Energy Focus, Inc., a Delaware corporation (the “Corporation”).

2.   The Corporation's only issued and outstanding class of capital stock is its Common Stock. The holder of each share of Common Stock is entitled to cast one vote for each share held. At the Corporation's Annual Meeting of Shareholders held on July 25, 2012, shareholders voted a majority of the outstanding shares of common stock in favor of the following amendment to the Corporation's Certificate of Incorporation and thereby adopted the amendment in accordance with Section 242 of the Delaware Corporation Law:

Article IV(A) of the Corporation's Certificate of Incorporation shall be replaced in its entirety with the following:

ARTICLE IV

(A) The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is One Hundred-Two Million (102,000,000) shares, each with a par value of $0.0001 per share. One Hundred Million (100,000,000) shares shall be Common Stock and Two Million (2,000,000) shares shall be Preferred Stock.

3.   On May 8, 2012, the Board of Directors of the Corporation, acting under Section 242 of the Delaware Corporation Law, adopted a resolution setting forth the above amendment, declared the advisability of the amendment, and directed that the amendment be considered at the Annual Meeting of Shareholders.

4.   I affirm of my own knowledge that the matters set forth in this Certificate are true and correct.

Executed at Solon, Ohio on July 25, 2012.

By:	/s/ Joseph G. Kaveski
Joseph G. Kaveski
Chief Executive Officer